Exhibit 99.1

Neptune to Participate in Fall 2018 Investor Conferences

LAVAL, QC, Nov. 26, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its participation in upcoming Fall 2018 investor conferences:

  On Wednesday, November 28, 2018, management will appear at Cowen and Company's Boston Cannabis Summit in Boston, MA, meeting with investors attending the conference that day
  On Thursday, December 6, 2018, management will present at the LD Micro Main Event XI in Los Angeles, CA, at 9:00 a.m. PST and be available to meet with investors attending the conference that day. A webcast of the presentation session and a copy of the company's latest investor presentation will be available on the company's website at https://neptunecorp.com/en/investors/events-and-presentations/.

About Neptune Wellness Solutions Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets.

The Company's head office is located in Laval, Quebec.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com; Medias: Caroline Lavoie, Director Corporate Affairs, Neptune, 1.450.687.2262 x254, c.lavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 26-NOV-18